Exhibit 99.14

ORLA MINING LTD.

2020 RESTRICTED SHARE UNIT PLAN

EFFECTIVE APRIL 2, 2020

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.01 Definitions: For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Canada Business Corporations Act, or its successor, as amended, from time to time;

B.	“Affiliate” means any corporation that is an affiliate of the Corporation as defined in National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended from time to time;

C.	“Board” means the Board of Directors of the Corporation;

D.	“Cause” with respect to a Participant has the meaning set forth in the Participant’s employment agreement with the Corporation or one of its Affiliates;

E.	“Change of Control” means, in respect of the Corporation: (i) if, as a result of or in connection with the election of directors, the people who were directors (or who were entitled under a contractual arrangement to be directors) of the Corporation before the election cease to constitute a majority of the Board, unless the directors have been nominated by management or approved by a majority of the previously serving directors; (ii) any transaction at any time and by whatever means pursuant to which any person or any group of two or more persons acting jointly or in concert as a single control group or any affiliate (other than a wholly-owned subsidiary of the Corporation or in connection with a reorganization of the Corporation) or any one or more directors thereof hereafter “beneficially owns” (as defined in the Act) directly or indirectly, or acquires the right to exercise control or direction over, voting securities of the Corporation representing 50% or more of the then issued and outstanding voting securities of the Corporation, as the case may be, in any manner whatsoever; (iii) the sale, assignment, lease or other transfer or disposition of more than 50% of the assets of the Corporation to a person or any group of two or more persons acting jointly or in concert (other than a wholly-owned subsidiary of the Corporation or in connection with a reorganization of the Corporation); (iv) the occurrence of a transaction requiring approval of the Corporation’s shareholders whereby the Corporation is acquired through consolidation, merger, exchange of securities involving all of the Corporation’s voting securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any person or any group of two or more persons acting jointly or in concert (other than a short-form amalgamation of the Corporation or an exchange of securities with a wholly- owned subsidiary of the Corporation or a reorganization of the Corporation); or (v) any sale, lease, exchange, or other disposition of all or substantially all of the assets of the Corporation other than in the ordinary course of business;

F.	“Code” means the United States Internal Revenue Code of 1986, as amended;

G.	“Committee” means the Board or, if the Board so determines in accordance with Section 2.03 of the Plan, the committee of the Board authorized to administer the Plan which includes any compensation committee of the Board;

H.	“Corporation” means Orla Mining Ltd., a corporation existing under the Act, and includes any successor corporation thereof;

I.	“Deferred Payment Date” means the date, for a Participant under the Plan, after the Restricted Period to which the Participant has elected to defer receipt of the Shares;

J.	“Director” means a member of the Board, or a member of the board of directors of an Affiliate, from time to time;

K.	“Disability” with respect to a Participant, has the meaning set forth in such Participant’s employment or consulting agreement with the Corporation or one of its Affiliates;

L.	“Eligible Consultant” has the meaning of “Consultant” set out in Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time;

M.	“Eligible Employees” means (a) an individual who is considered an employee of the Corporation or any of its subsidiaries under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source); (b) an individual who works full-time for the Corporation or any of its subsidiaries providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation, but for whom income tax deductions are not made at source; or (c) an individual who works for the Corporation or its subsidiary on a continuing and regular basis for a minimum amount of time per week (the number of hours should be disclosed in the submission) providing services normally provided by an employee and who is subject to the same control and direction by the Corporation over the details and methods of work as an employee of the Corporation but for whom income tax deductions are not made at source;

N.	“Fair Market Value” means, at any date, the higher of: (i) weighted average price per share at which the Shares have traded on the TSX during the last five (5) trading days prior to that date; and (ii) the closing price of the Shares on the TSX on the date prior to the relevant date or, if the Shares are not then listed and posted for trading on the TSX, then on such stock exchange on which the Shares are then listed and posted for trading as may be selected for such purpose by the Board, or, if the Shares are not then listed and posted for trading on any stock exchange, then it shall be the fair market value per Share as determined by the Committee in its sole discretion; and for such purposes, the weighted average price per share at which the Shares have traded on the TSX or on any other stock exchange shall be calculated by dividing: (i) the aggregate sale price for all of the Shares traded on such stock exchange during the relevant five (5) trading days by (ii) the aggregate number of Shares traded on such stock exchange during the relevant five (5) trading days;

O.	“Good Reason” with respect to a Participant has the meaning set forth in the Participant’s employment agreement with the Corporation or one of its Affiliates;

P.	“Grant Date” means the date that the Restricted Share Unit is granted to a Participant under the Plan, as evidenced by the Restricted Share Unit Grant Letter as agreed to by the Participant;

Q.	“Insider” means an insider as defined in the TSX Company Manual;

R.	“Market Value” means the closing trading price of the Shares on the Grant Date or other applicable date, as reported by the TSX. If the Shares are not trading on the TSX, then the Market Value shall be determined based on the trading price on such stock exchange or over-the-counter market on which the Shares are listed and posted for trading as may be selected for such purpose by the Committee. In the event that the Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the Fair Market Value of such Shares as determined by the Committee in its sole discretion;

S.	“Participant” means each Eligible Employee, Director or Eligible Consultant to whom Restricted Share Units are granted hereunder;

T.	“Plan” means this Restricted Share Unit Plan, as same may be amended from time to time;

U.	“Restricted Period” means any period of time that a Restricted Share Unit is not exercisable and the Participant holding such Restricted Share Unit remains ineligible to receive Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

V.	“Restricted Share Unit” means a unit credited by means of an entry on the books of the Corporation to a Participant, representing the right to receive, on the expiry of the Restricted Period or, if applicable at a later Deferred Payment Date, fully paid Shares as set out in the Participant’s Restricted Share Unit Grant Letter;

W.	“Restricted Share Unit Award” means an award of Restricted Share Units under the Plan to a Participant;

X.	“Restricted Share Unit Grant Letter” means the letter to the Participant from the Corporation and agreed to by the Participant evidencing the grant of Restricted Share Units;

Y.	“Resignation” means the cessation of employment of the Participant with the Corporation or an Affiliate as a result of resignation;

Z.	“Security Based Compensation Arrangement” includes, without limitation: (i) stock option plans for the benefit of employees, Insiders, service providers or any one of such groups; (ii) individual stock options granted to employees, service providers or Insiders if not granted pursuant to a plan previously approved by the Corporation’s security holders; (iii) stock purchase plans where the Corporation provides financial assistance or where the Corporation matches the whole or a portion of the securities being purchased; (iv) stock appreciation rights involving issuances of securities from treasury; (v) any other compensation or incentive mechanism involving the issuance or potential issuances of securities of the Corporation; and (vi) security purchases from treasury by an employee, Insider or service provider which is financially assisted by the Corporation by any means whatsoever, but shall not include the 500,000 Shares issuable to the Corporation’s Chairperson as “bonus shares” and the 1,000,000 Shares issuable to the Corporation’s Chief Executive Officer as “bonus shares”;

AA.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

BB.	“subsidiary” means, in respect of a person, a body corporate or other entity which is directly or indirectly controlled by such person. For such purposes, a person shall be deemed to control another person if such person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other person, whether through the ownership of voting securities, by contract or otherwise;

CC.	“Termination” means (i) in the case of an Eligible Employee, the later of the last day of work and the statutory notice period (if any) following notification of termination of the employment of the Eligible Employee with or without Cause by the Corporation or an Affiliate or notification of termination of the employment of the Eligible Employee for Resignation with or without Good Reason and, for certainty, does not include any period of contractual or common law notice or severance; (ii) in the case of an Eligible Consultant, the termination of the services of the Eligible Consultant by the Corporation or any Affiliate or the Eligible Consultant; and (iii) in the case of a Director, the removal of or failure to re-elect or re-appoint the Director as a director of the Corporation or any Affiliate; for greater certainty, in all cases, other than for death or disability of a Participant;

DD.	“TSX” means the Toronto Stock Exchange;

EE.	“TSX Company Manual” means the TSX Company Manual setting forth the rules and policies of the TSX, as the same may be amended from time to time; and

FF.	“US Participant” means a Participant who would be subject to taxation under the Code in respect of income derived from the Restricted Share Units.

Section 1.02 Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

Section 1.03 Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

Section 1.04 References to this Restricted Share Unit Plan: The words “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

Section 1.05 Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE UNIT PLAN

Section 2.01 Purpose of the Restricted Share Unit Plan: The Plan provides for the payment of remuneration to Participants to be satisfied by the issuance of Shares for the purpose of advancing the interests of the Corporation and its Affiliates through the motivation, attraction and retention of Eligible Employees, Directors and Eligible Consultants and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares or Share equivalent by such persons, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees due to the opportunity offered to them to benefit from a proprietary interest in the Corporation.

Section 2.02 Administration of the Restricted Share Unit Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

Section 2.03 Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Board comprised of not less than three Directors, including any compensation committee of the Board.

Section 2.04 Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant;

(b)	the number of Restricted Share Units granted to each Participant; and

(c)	the number of Shares (if any) issued to each Participant in settlement of fully vested Restricted Share Units.

Section 2.05 Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Units shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

Section 2.06 Maximum Number of Shares:

(a)	The aggregate maximum number of Shares available for issuance from treasury under this Plan, subject to adjustment pursuant to Section 5.06, shall not exceed 2,514,118. Under no circumstances may the number of Shares issuable pursuant to Restricted Share Units, together with Shares issuable under all Security Based Compensation Arrangements of the Corporation, exceed 10% of the total number of Shares then outstanding. For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non- diluted basis immediately prior to the proposed grant of the applicable Restricted Share Unit.

(b)	The maximum number of Restricted Share Units available for grant to any one Person, in a 12 month period pursuant to this Plan and any other Security Based Compensation Arrangements of the Corporation, is 5% of the total number of Shares then outstanding. For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non- diluted basis immediately prior to the proposed grant of the applicable Restricted Share Unit.

(c)	The maximum number of Shares which may be issuable at any time to Insiders (as a group) pursuant to this Plan, or together with any other Security Based Compensation Arrangements of the Corporation, shall be 10% of the issued and outstanding Shares at the time of grant. The maximum number of Shares which may be issued within any one year period to Insiders (as a group), pursuant to this Plan, or together with any other Security Based Compensation Arrangements of the Corporation, shall be 10% of the issued and outstanding Shares. For purposes of this Section 2.06, the number of Shares then outstanding shall mean the number of Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Restricted Share Unit.

(d)	The maximum equity value of Restricted Share Units which may be granted to each Director who is not also an Eligible Employee, together with all Security Based Compensation Arrangements of the Corporation, shall not exceed $150,000 (based on the Market Value of the Restricted Share Units) in any fiscal year.

(e)	For purposes of determining the number of Shares that remain available for issuance under the Plan, the number of Shares underlying any grants of Restricted Share Units that are surrendered, forfeited, waived, repurchased by the Corporation and/or cancelled without the applicable Restricted Period(s) having expired shall be added back to the Plan and again be available for future grant, whereas the number of Shares underlying any grants of Restricted Share Units that are issued shall not be available for future grant.

ARTICLE THREE

RESTRICTED SHARE UNITS

Section 3.01 Restricted Share Unit Plan: The Plan is hereby established for Eligible Employees, Directors and Eligible Consultants.

Section 3.02 Grant of Restricted Share Units: The number of Restricted Share Units awarded will be credited to the Participant’s account, effective as of the Grant Date.

Section 3.03 Vesting: A Restricted Share Unit Award granted to a Participant will entitle the Participant, subject to the Participant’s satisfaction of any conditions, restrictions or limitations imposed under the Plan or Restricted Share Unit Grant Letter, to receive one previously unissued Share for each Restricted Share Unit at the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, without any further action on the part of the holder of the Restricted Share Unit in accordance with this Article Three; provided, that for a US Participant, the date of issuance shall not be more than 90 days after the end of the Restricted Period and provided further, that such Participant does not have a choice as to the taxable year of issuance. Concurrent with the determination to grant Restricted Share Units to a Participant, the Committee shall determine the vesting schedule (if any) applicable to such Restricted Share Units. Notwithstanding the foregoing, the Committee, in its sole discretion, may settle its obligations with respect to any Restricted Share Units by issuing the applicable Shares to the Participant before the expiration of the Restricted Period or Deferred Payment Date.

Section 3.04 Restricted Period: Upon the grant of Restricted Share Units to a Participant, the Committee shall determine the Restricted Period applicable to such Restricted Share Units.

Section 3.05 Deferred Payment Date: Participants other than US Participants may elect to defer the receipt of all or any part of their entitlement to Restricted Share Units until a Deferred Payment Date.

Section 3.06 Prior Notice of Deferred Payment Date: Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

Section 3.07 Termination of Employment:

(a)	Termination with Cause or Resignation without Good Reason during Restricted Period: Except as provided for in the Restricted Share Unit Grant Letter or as determined by the Committee in its discretion, upon the Termination of the employment or services of the Participant, for any reason other than death, disability, Termination without Cause or Resignation for Good Reason, then, all Restricted Share Units will be forfeited by the Participant (other than any vested Restricted Share Units that have been deferred prior to such Termination or Resignation, which Restricted Share Units shall be subject to Section 3.07(c)), and be of no further force and effect, as of the date of Termination;

(b)	Termination without Cause or Resignation for Good Reason during Restricted Period: Except as provided for in the Restricted Share Unit Grant Letter or as determined by the Committee in its discretion, provided that the Participant has been continuously employed by the Corporation or an Affiliate of the Corporation since the Grant Date, in the event of the Termination without Cause or Resignation for Good Reason of a Participant during the Restricted Period, the Corporation shall issue forthwith Shares in accordance with the Restricted Share Units held by the Participant on the date of the Participant’s Termination without Cause or Resignation for Good Reason, notwithstanding any applicable Deferred Payment Date, provided, that for a US Participant, the date of issuance shall not be more than 90 days after the date of the Participant’s Termination without Cause or Resignation for Good Reason and provided further, that such Participant does not have a choice as to the taxable year of issuance;

(c)	Termination or Resignation after Restricted Period: Except as provided for in the Restricted Share Unit Grant Letter or as determined by the Committee in its discretion, provided that the Participant has been continuously employed by the Corporation or an Affiliate of the Corporation since the Grant Date, in the event of the Termination or Resignation of a Participant following the Restricted Period and prior to the Deferred Payment Date, the Corporation shall issue forthwith Shares in accordance with the Restricted Share Units held by the Participant;

(d)	Death: Provided that the Participant has been continuously employed by the Corporation or an Affiliate of the Corporation since the Grant Date, any Shares represented by Restricted Share Units held by the Participant on the date of the Participant’s death shall be immediately issuable by the Corporation, notwithstanding any Deferred Payment Date, provided, that for a US Participant, the date of issuance shall not be more than 90 days after the date of the Participant’s death and provided further, that such Participant’s estate does not have a choice as to the taxable year of issuance;

(e)	Disability: Provided that the Participant has been continuously employed by the Corporation or an Affiliate of the Corporation since the Grant Date, any Shares represented by Restricted Share Units held by the Participant on the date on which the Participant is determined to be totally disabled shall be immediately issuable by the Corporation within 90 days following the date on which the Participant is determined to be totally disabled, notwithstanding any applicable Deferred Payment Date(s), provided, that for a US Participant the date of issuance shall not be more than 90 days after the date on which the Participant is determined to be totally disabled and provided further, that such Participant does not have a choice as to the taxable year of issuance; and

(f)	Change of Control: In the event of (i) a Change of Control, and (ii) within 12 months of such Change of Control the Corporation terminates the employment of the Participant for any reason other than just cause, then all Restricted Share Units outstanding shall immediately vest on the date of such termination and the Corporation shall forthwith issue the Shares to the Participant, notwithstanding any stated vesting period or any applicable Deferred Payment Date(s); provided, that for a US Participant, except as described below in this paragraph, the date of issuance shall not be more than 90 days after the date of the Participant’s termination and provided further, that such Participant does not have a choice as to the taxable year of issuance. In any event, upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Corporation with respect to the consideration that the Participants would be entitled to receive for their Shares, provided, however, that for a US Participant any issuance must occur in full within five years of the date of the Change of Control.

Section 3.08 Redemption - Fully Paid Shares to the Participant: Subject to Section 4.01, the Corporation will satisfy its payment obligation, net of any applicable taxes and other source deductions required to be withheld by the Corporation, at the end of the Restricted Period or, if applicable, on the later Deferred Payment Date, with the issue of fully paid Shares from treasury in accordance with Section 3.03.

Section 3.09 Restricted Share Unit Grant Letter: Each grant of a Restricted Share Unit under the Plan shall be evidenced by a Restricted Share Unit Grant Letter issued by the Corporation and agreed to by the Participant. Such Restricted Share Unit Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Unit Grant Letter. The provisions of the various Restricted Share Unit Grant Letters issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Restricted Share Unit Grant Letter or any other communications, the Plan shall prevail.

Section 3.10 Payment of Dividends: Subject to the absolute discretion of the Committee, in the event that a dividend (other than a stock dividend) is declared and paid by the Corporation on Shares, the Committee may elect to credit each Participant with additional Restricted Share Units. In such case, the number of additional Restricted Share Units will be equal to the aggregate amount of dividends that would have been paid to the Participant if the Restricted Share Units in the Participant’s account had been Shares, divided by the Market Value of a Share on the date on which dividends were paid by the Corporation. The additional Restricted Share Units awarded to a Participant under this Section 3.10 of this Plan will vest upon the expiry of the Restricted Period or, if applicable, on the later Deferred Payment Date, in respect of the particular Restricted Share Unit Award to which the additional Restricted Share Units relate.

Section 3.11 Blackout: Unless otherwise determined by the Committee, in the event that any Restricted Period expires or, if applicable, any Deferred Payment Date occurs during, or within 48 hours after, a self-imposed blackout period on the trading of securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such blackout period has expired.

Section 3.12 Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Corporation to be given by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX or any regulatory authority having jurisdiction over the securities of the Corporation.

ARTICLE FOUR

TAX MATTERS

Section 4.01 Withholding Taxes: The Corporation or its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or its Affiliate is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any delivery of Shares made under this Plan including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or an Affiliate of the Corporation for any amount which the Corporation and its Affiliates are required to withhold with respect to such taxes. For greater certainty, immediately upon delivery of any Shares, the Corporation shall have the right to require that a Participant sell a given number of Shares sufficient to cover any applicable withholding taxes and any other source deductions to be withheld by the Corporation in connection with payments made in satisfaction of the Participant’s vested Restricted Share Units.

ARTICLE FIVE

GENERAL

Section 5.01 Effective Time of Restricted Share Unit Plan: The Plan shall be effective on April 2, 2020.

Section 5.02 Amendment of Restricted Share Unit Plan: The Board or the Committee, as the case may be, may terminate, discontinue or amend the Plan at any time, provided that, without the consent of a Participant, such termination, discontinuance or amendment may not in any manner adversely affect such Participant’s rights under any Restricted Share Unit granted to such Participant under the Plan.

The Board or the Committee may, subject to receipt of requisite regulatory and shareholder approval, make the following amendments to the Plan or Restricted Share Units under the Plan:

(a)	amendments to increase the number of Shares, other than by virtue of Section 5.06, which may be issued pursuant to the Plan;

(b)	amendments to the definition of “Participant” under the Plan which would have the potential of narrowing, broadening or increasing Insider participation;

(c)	amendments to cancel and reissue Restricted Share Units;

(d)	amendments to this Section 5.02 of the Plan;

(e)	amendments that extend the term of a Restricted Share Units;

(f)	amendments to the participation limits in Section 2.06; or

(g)	amendments to Section 5.03 of the Plan that would permit Restricted Share Units, or any other right or interest of a Participant under the Plan, to be assigned or transferred, other than for normal estate settlement purposes.

The Board or the Committee may, subject to receipt of requisite regulatory approval (where required), but not subject to shareholder approval, in its sole discretion make all other amendments to the Plan or Restricted Share Units under the Plan that are not of the type contemplated above, including, without limitation:

(a)	amendments of a housekeeping nature;

(b)	amendments to the vesting provisions of a Restricted Share Unit or the Plan;

(c)	amendments to the definitions, other than such definitions noted above;

(d)	amendments to reflect changes to applicable securities laws; and

(e)	amendments to ensure that the Restricted Share Units granted under the Plan will comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a Participant to whom a Restricted Share Unit has been granted may from time to time be a resident, citizen or otherwise subject to tax therein.

Section 5.03 Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Unit and no other right or interest of a Participant is assignable or transferable, and any such assignment or transfer in violation of this Plan shall be null and void.

Section 5.04 Rights as a Shareholder: No holder of any Restricted Share Units shall have any rights as a shareholder of the Corporation prior to the actual receipt of Shares pursuant to Section 3.03. Subject to Section 5.06, no holder of any Restricted Share Units shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date on which the Participant becomes the record owner of such Shares pursuant to Section 3.03.

Section 5.05 No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or its Affiliates nor interfere or be deemed to interfere in any way with any right of the Corporation or its Affiliates to discharge any Participant at any time for any reason whatsoever, with or without just cause. Participation in the Plan by a Participant shall be voluntary.

Section 5.06 Adjustment in Number of Shares Subject to the Restricted Share Unit Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision or reclassification, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Shares available under the Plan; and

(b)	the number of Shares subject to any Restricted Share Units.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

However, if there is an increase in the number of Shares outstanding for any reason other than by reason of a stock dividend, consolidation, subdivision or reclassification as described above (for example, as a result of a private placement of Shares or the issuance of Shares in connection with the acquisition of an asset) there will be no adjustment to the number of Shares that a Participant will receive under his or her Restricted Share Unit Grant Letter award and no adjustment to the number of Shares available under the Plan.

Section 5.07 Unfunded Plan. The Plan shall be unfunded. The Corporation’s obligations hereunder shall (unless otherwise determined by the Committee) constitute a general, unsecured obligation, payable solely out of its general assets, and no holder of any Restricted Share Units or other person shall have any right to any specific assets of the Corporation. Neither the Corporation nor the Committee shall be required to segregate any assets that may at any time be represented by the amounts credited with respect to Restricted Share Units hereunder. Neither the Corporation nor the Committee shall be deemed to be a trustee of any amounts to be distributed or paid pursuant to the Plan. No liability or obligation of the Corporation pursuant to the Plan shall be deemed to be secured by any pledge of, or encumbrance on, any property of the Corporation or any Affiliate.

Section 5.08 No Representation or Warranty: The Corporation makes no representation or warranty as to the future Market Value of any Shares issued in accordance with the provisions of the Plan. No amount will be paid to, or in respect of, a Participant under this Plan or pursuant to any other arrangement, and no additional Restricted Share Units will be granted to such Participant to compensate for a downward fluctuation in the price of the Shares, nor will any other form of benefit be conferred upon, or in respect of, a Participant for such purpose.

Section 5.09 Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

Section 5.10 Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.